UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July, 2016

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 25th July, 2016	By	/s/ Sanjay Dongre
Name: Sanjay Dongre
Title: Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated 22nd July, 2016 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about Outcome of the 22nd Annual General Meeting of the Bank.

Exhibit I

22nd July, 2016

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir(s)

Sub: Outcome of the 22nd Annual General Meeting of the Bank.

We wish to inform you that the 22nd Annual General Meeting (AGM) of the Bank was held on July 21, 2016 at 2.30 p. m. at Birla Matushri Sabhagar, 19, New Marine Lines, Mumbai 400 020 India.

The following items of business as stated in the notice of 22nd AGM were then taken up for consideration:

Item no.	Resolutions

1.	Adoption of the audited financial statements (standalone and consolidated) for the year ended March 31, 2016 and the reports of the Board of Directors and Auditors thereon.

2.	Declaration of Dividend on equity shares.

3.	Appointment of Director in place of Mr. Keki Mistry (DIN 0008886), who retires by rotation and being eligible, offers himself for re-appointment.

4.	Appointment of Director in place of Mrs. Renu Karnad (DIN 00008064), who retires by rotation and, being eligible, offers herself for re-appointment.

5.	Re-appointment of Statutory Auditors and fixing of their remuneration.

6.	Appointment of Mr. Umesh Chandra Sarangi (DIN 02040436) as Independent Director of the Bank.

7.	Approval of related party transactions with HDFC Limited pursuant to applicable provisions.

8.	Approval of related party transaction with HDB Financial Services Limited pursuant to applicable provisions.

9.	Revision in the term of appointment of Mr. Paresh Sukthankar (DIN 01843099), Deputy Managing Director

10.	Payment of profit related commission to Non-Executive Directors of the Bank.

11.	Increase in authorized share capital of the Bank.

12.	Amendment of clause V of Memorandum of Association.

13.	Issue of Perpetual Debt Instruments (part of Additional Tier I capital), Tier II Capital Bonds and Senior Long Term Infrastructure Bonds on a private placement basis

14.	Issue of equity stock options.

The above resolutions were proposed and seconded for voting by various shareholders. All the resolutions were passed with overwhelming majority.

You are requested to kindly take the same on record.

For HDFC Bank Limited

Sd/-

N. E. Venkitakrishnan

Vice President - Legal & Secretarial